Exhibit 99.1

Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028, People’s Republic of China

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER 29, 2015

Important Notice Regarding the Availability of Proxy Materials for the 2015 Annual General Meeting of Shareholders to be Held on OCTOBER 29, 2015

This Notice is to inform you that the 2015 annual general meeting of shareholders (the “2015 AGM”) of Ku6 Media Co., Ltd. (“Ku6” or the “Company”), a Cayman Islands company, is to be held on October 29, 2015 and the proxy materials for this meeting are available on the Internet.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The proxy statement (the “Proxy Statement”) and the 2014 Annual Report are available at http://ir.ku6.com.

If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

NOTICE IS HEREBY GIVEN that the 2015 AGM of the Company will be held on October 29, 2015 at 10:00 a.m., Hong Kong time, at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and for any adjournment thereof, for the following purposes:

1.              To elect Feng Gao to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 1)

2.              To elect Qingmin Dai to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 2)

3.              To elect Yong Gui to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 3)

4.              To elect Jun Deng to hold office as a director of the company until the next annual general meeting of shareholders or until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

(Proposal No. 4)

5.              To elect Robert Chiu to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 5)

6.              To elect Mingfeng Chen to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 6)

7.              To elect Jason Ma to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

(Proposal No. 7)

8.              To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

(Proposal No. 8)

9.          To transact such other business as may properly come before the 2015 AGM or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement. You may access the Proxy Statement at http://ir.ku6.com.

You should vote by either attending the 2015 AGM in person or by mailing the enclosed Proxy Card to us as instructed therein. The enclosed Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China, as soon as possible to ensure receipt by us before October 29, 2015.

If you prefer a paper or email copy of the proxy materials, you may request one by sending an email to or calling Ms. Wendy Xuan, Investor Relations Manager, at ir@ku6.com or +86 10 5758 6819. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy. You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2015 AGM or (2) receive email copies for all future meetings or only for the 2015AGM.

Holders of record of our ordinary shares at the close of business on September 21, 2015 are entitled to vote at the 2015 AGM and any adjournment thereof, and are encouraged and cordially invited to attend the 2015 AGM.

FOR THE BOARD OF DIRECTORS

Feng Gao
Chairman of the Board of Directors

Beijing, China

September 25, 2015

YOUR VOTE IS IMPORTANT